

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2025

Scott Oaksmith
Chief Financial Officer
Choice Hotels International Inc.
915 Meeting Street
Suite 600
North Bethesda, MD 20852

      Re: Choice Hotels International Inc.
            File No. 001-13393

Dear Scott Oaksmith:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Real Estate & Construction